SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 F O R M 6-K

 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

 For the month of  April 2004

 Prana Biotechnology Limited
(Name of Registrant)

 Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

       Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|      Form 40-F |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

       Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|      No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana’s Alzheimer’s drug shows continued promise in extended clinical trial

 ITEM 1

 Prana’s Alzheimer’s drug shows continued promise in
extended clinical trial

Melbourne, Australia – Friday April 16, 2004: Professor Colin Masters, a Director of Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT) and Chairman of the Company’s Scientific Advisory Board, today will present data from the extended Phase II trial of Prana’s drug, PBT-1, at the 8th International Springfield/Montreal Symposium on Advances in Alzheimer’s Disease.

At a session devoted to novel treatments of Alzheimer’s disease, Professor Masters will report that the use of PBT-1 for 18 months markedly slowed the decline in cognitive function associated with Alzheimer’s disease compared with the predicted level of decline available from the scientific literature. In addition the longer term treatment was well tolerated.

The extension study was conducted over 48 weeks following the formal trial period of the trial of 36 weeks. Nine of the original 18 patients completed the extension. Speaking from Montreal, Professor Masters stated that the outcome for patients in the extension study provided confirmatory and new evidence that MPACs such as PBT-1may form the next generation of agents for the treatment of Alzheimer’s by slowing or stopping the disease rather than just dealing with the symptoms.

Dr Sam Gandy, Director of the Farber Institute for Neurosciences at Thomas Jefferson University, Philadelphia, commented: “This PBT-1 (clioquinol) extension study reaffirms the safety and possible efficacy of this new class of drug for Alzheimer’s disease. It will now be important to confirm the trend toward benefit in a larger trial with sufficient numbers of subjects to establish statistical significance.

“Overall, anti-amyloid, “plaque-busting” drugs such as PBT-1 (clioquinol) provide a powerful approach toward proof of principle regarding the relationship between amyloid and cognitive decline in Alzheimer’s disease,” said Dr Gandy.

The biannual Symposium on Advances in Alzheimer’s Disease is organized by the Southern Illinois University (SIU) School of Medicine in Springfield, Illinois, the Department of Geriatrics at the Hopitaux Universitaires de Geneve, Switzerland, and the McGill University Faculty of Medicine in Montreal, Quebec.

Recently (March 26) Prana announced that Forbes.com had added PBT-1 to its list of “neurological drugs to watch”, highlighting the most promising experimental drugs to treat diseases of the brain and nervous system.

Prana also recently announced (7 April) that a publication in the Journal of Neuroscience added further support to Prana’s theory that metals in the brain, rather than proteins on their own, are responsible for the pathology of Alzheimer’s Disease and that attenuating the action of these metals, with drugs like PBT-1, may hold the key to effective therapeutic intervention.

About PBT-1

PBT-1, also called clioquinol, is an example of a Metal Protein Attenuating Compound or MPAC.

It is a small molecule that binds metal ions. Due to its small size and solubility in lipid, PBT-1 is able to enter the brain from the bloodstream and bind to zinc. This action can remove the zinc already bound to amyloid beta and bind free zinc to prevent its association with amyloid beta protein.

About Prana

Prana is a Melbourne-based biotechnology established in 1997 to commercialize research into Alzheimer’s disease and other major age-related degenerative disorders (Nasdaq: PRAN; ASX: PBT). Prana’s technology was discovered by the company’s researchers at prominent international institutions including Massachusetts General Hospital at Harvard Medical School, the University of Melbourne and the Mental Health Research Institute in Melbourne. For more information about Prana, please visit www.pranabio.com

For more information contact:

Company Geoffrey Kempler, Prana +61 (3) 9690 7892	Media and Investor, US Ivette Almeida and Steven Silver 212-983-1702 ext. 209 ivette.almeida@annemcbride.com silver@annemcbride.com	Media, Australia Kate Mazoudier +61 1 3 866 4722 kmazoudier@bcg.com.au

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By /s/ Geoffrey Kempler
Geoffrey Kempler, Executive Chairman

Date:  April 16